FIRST QUARTER

Interim Consolidated Financial Statements
Three Months Ended March 31, 2012

(Expressed in Canadian Dollars)
(Unaudited And Subject To Year-End Adjustments)

S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)

	MARCH 31,	DECEMBER 31,
	2012	2011
	(UNAUDITED)
ASSETS

CURRENT ASSETS
CASH	$1,914,906	$3,991,264
GOLD AND SILVER BULLION (NOTE 2)	6,296,561	5,807,372
OTHER CURRENT ASSETS	116,916	119,538

	8,328,383	9,918,174
NON-CURRENT ASSETS
EQUIPMENT (NOTE 3)	109,982	110,917
EXPLORATION AND EVALUATION ASSETS (NOTE 4)	15,294,350	13,625,896

	15,404,332	13,736,813

TOTAL ASSETS	$23,732,715	$23,654,987

LIABILITIES

CURRENT
TRADE PAYABLES AND ACCRUED LIABILITIES	$55,339	$89,211

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 5)	50,038,529	50,033,529
RESERVE	6,528,408	6,528,408
DEFICIT	(32,889,561)	(32,996,161)

	23,677,376	23,565,776

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$23,732,715	$23,654,987

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

“Larry D. McLean”

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	THREE MONTH PERIODS ENDED
	MARCH 31,
	2012	2011

EXPENSES
AMORTIZATION	$7,910	$8,227
CONSULTING FEES	3,626	15,212
FOREIGN EXCHANGE	4,002	30,924
INTEREST AND
BANK CHARGES	6,065	6,258
MINERAL INTERESTS
ADMINISTRATION AND
INVESTIGATION COSTS	93,630	87,678
OFFICE AND
MISCELLANEOUS	21,819	25,903
PROFESSIONAL FEES	82,116	12,878
REGULATORY FEES	13,345	16,209
SALARIES AND BENEFITS	117,727	97,704
STOCK-BASED
COMPENSATION (NOTE 7)	-	132,130
TRANSFER AGENT FEES	1,140	1,395
TRAVEL AND PROMOTION	36,312	41,592
LOSS FROM OPERATIONS	387,692	476,110

(GAIN) ON GOLD AND SILVER
BULLION (NOTE 4)	(494,292)	(465,853)

NET AND COMPREHENSIVE (EARNINGS)
LOSS FOR THE PERIOD	$(106,600)	$10,257

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	126,725,386	122,045,844

(EARNINGS) LOSS PER SHARE - BASIC AND DILUTED	$(0.01)	$0.01

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	SHARE CAPITAL
			SHARE-BASED
	NUMBER		PAYMENT
	OF SHARES	AMOUNT	RESERVE	DEFICIT	TOTAL

BALANCE AT JANUARY 1, 2011	119,467,719	$44,702,328	$3,267,329	$(28,695,092)	$19,274,565
TOTAL COMPREHENSIVE LOSS
FOR THE PERIOD	-	-	-	(10,257)	(10,257)
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	2,817,500	1,869,756	(85,206)	-	1,784,550
SHARE BASED PAYMENTS	-	-	132,130	-	132,130
WARRANT EXTENSION	-	-	455,869	(455,869)	-

BALANCE AT MARCH 31, 2011	122,285,219	$46,572,084	$3,770,122	$(29,161,218)	$21,180,988

BALANCE AT JANUARY 1, 2012	126,708,719	$50,033,529	$6,528,408	$(32,996,161)	$23,565,776
TOTAL COMPREHENSIVE INCOME
FOR THE PERIOD	-	-	-	106,600	106,600
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	25,000	5,000	-	-	5,000

BALANCE AT MARCH 31, 2012	126,733,719	$50,038,529	$6,528,408	$(32,889,561)	$23,677,376

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	THREE MONTHS ENDED
	MARCH 31,
	2012	2011

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET AND COMPREHENSIVE EARNINGS (LOSS)
FOR THE PERIOD	$106,600	$(10,257)
ADJUSTMENTS FOR NON-CASH ITEMS:
AMORTIZATION	7,910	8,227
GAIN ON GOLD AND SILVER BULLION	(494,292)	(465,853)
GOLD AND SILVER BULLION VAULT FEES	5,103	5,267
STOCK-BASED COMPENSATION	-	132,130
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	2,622	(25,137)
TRADE PAYABLES AND ACCRUED LIABILITIES	(33,872)	(36,901)

NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(405,929)	(392,524)

INVESTING ACTIVITIES

EXPENDITURES ON EXPLORATION AND EVALUATION ASSETS	(1,668,454)	(822,038)
EXPENDITURES ON EQUIPMENT	(6,975)	(32,293)
PURCHASE OF GOLD AND SILVER BULLION	-	(999,969)

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(1,675,429)	(1,854,300)

FINANCING ACTIVITIES

PROCEEDS ON ISSUANCE OF COMMON SHARES -
NET OF SHARE ISSUE COSTS	5,000	1,784,550

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	5,000	1,784,550

INCREASE (DECREASE) IN CASH FOR THE PERIOD	(2,076,358)	(462,274)

CASH, BEGINNING	3,991,264	4,870,337

CASH, ENDING	$1,914,906	$4,408,063

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

1.	NATURE AND CONTINUANCE OF OPERATIONS

SAMEX Mining Corp. (the “Company”) was incorporated on December 15, 1967 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SXG”.

The head office and principal address of the Company is located at #301 - 32920 Ventura Ave., Abbotsford, British Columbia, Canada V2S 6J3.  The Company’s registered address and records office is located at #2760 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

Basis of preparation and statement of compliance

These consolidated interim financial statements were approved for issuance by thedirectors of the Company on May 29, 2012. We prepared these interim financial statements in accordance with IAS 34Interim Financial Reporting. They do not include all information and disclosures normally provided in annualfinancial statements and should be read in conjunction with our audited annual financial statements and relatednotes contained in our consolidated financial statements for the year ended December 31, 2011. We have prepared these interimfinancial statements using the same accounting policies and critical accounting estimates we applied in our consolidated financial statements for the year ended December 31, 2011.

2.	GOLD AND SILVER BULLION

Gold and silver bullion are measured at fair value through the statement of comprehensive loss.

The Company held87,340 grams of gold and 49,941 ounces of silverwhich had fair value of $6,296,560 atMarch 31, 2012.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)
3.	EQUIPMENT

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2011	$206,341	$69,333	$151,200	$426,874
Additions	-	-	6,975	6,975
Disposals	-	-	-	-
At March 31, 2012	206,341	69,333	158,175	433,849
Depreciation
At December 31, 2011	130,996	62,697	122,264	315,957
Charge	5,051	442	2,417	7,910
Disposals	-	-	-	-
At March 31, 2012	136,047	63,139	124,681	323,867
Net book value
At December 31, 2011	75,345	6,636	28,936	110,917
At March 31, 2012	$70,294	$6,194	$33,494	$109,982

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2010	$150,225	$61,329	$132,321	$343,875
Additions	74,626	8,004	18,879	101,509
Disposals	(18,510)	-	-	(18,510)
At December 31, 2011	206,341	69,333	151,200	426,874
Depreciation
At December 31, 2010	114,833	59,544	113,053	287,430
Charge	34,673	3,153	9,211	47,037
Disposals	(18,510)	-	-	(18,510)
At December 31, 2011	130,996	62,697	122,264	315,957
Net book value
At December 31, 2010	35,392	1,785	19,268	56,445
At December 31, 2011	$75,345	$6,636	$28,936	$110,917

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

4.	EXPLORATION AND EVALUATION ASSETS

					Miscellaneous	Eskapa	Balance	Balance
	Los Zorros	Chimberos	INCA	Espejismo	Properties -	El Desierto	March 31,	December 31,
					Chile	Santa Isabel	2012	2011

Property acquisition costs
Balance beginning of period	$1,366,712	$14,298	$1,921,274	$1,000	$1,000	$3,000	$3,307,284	$3,078,210
Additions	95,405	1,174	79	-	-	-	96,658	229,074
Write-down due to impairment	-	-	-	-	-	-	-	-

Balance end of period	$1,462,117	$15,472	$1,921,353	$1,000	$1,000	$3,000	$3,403,942	$3,307,284

Exploration and evaluation costs
Balance beginning of period	$8,112,441	$171,242	$2,034,929	$-	$-	$-	$10,318,612	$7,221,579
Costs incurred during period
Drilling and sub-contracts	893,855	-	13,437	-	-	-	907,292	1,160,343
Field camp supplies	21,867	140	5,292	-	-	21	27,320	64,490
Geology, mapping, surveys - cash	119,303	1,183	1,183	-	-	-	121,669	589,769
Geology, mapping, surveys -
stock-based compensation	-	-	-	-	-	-	-	774,491
Legal	-	-	-	-	-	275	275	4,135
Property patent payments	88,236	9,987	40,215	9,853	4	-	148,295	148,889
Site/project administration	3,166	-	3,537	-	-	-	6,703	58,107
Travel and accommodation	37,028	-	-	-	-	-	37,028	56,670

	1,163,455	11,310	63,664	9,853	4	296	1,248,582	2,856,894

Other
Advance royalty payments	99,083	-	-	-	-	-	99,083	97,740
Value-added taxes	224,131	-	-	-	-	-	224,131	161,541
Write-down due to impairment	-	-	-	-	-	-	-	(19,142)

	323,214	-	-	-	-	-	323,214	240,139

Balance end of period	$9,599,110	$182,552	$2,098,593	$9,853	$4	$296	$11,890,408	$10,318,612
Total	$11,061,227	$198,024	$4,019,946	$10,853	$1,004	$3,296	$15,294,350	$13,625,896

4.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following is a description of the Group’s mineral exploration assets and the related spending commitments:

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.
Los Zorros Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by option contracts. The Company also has an option to acquire a 100% interest in adjacent mineral concessions.

Minera Ojos del Salado Purchase – The Company acquired a 100% interest in mineral interests for U.S. $50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the mineral interests.

Hochschild Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $230,000 (paid). The concessions are subject to a net smelter royalty(“NSR”) of up to 2%.  The Company has the option to buyout the NSR at any time for U.S. $1,800,000.  As the concessions were not in production as at December 31, 2007, the Company was required to pay annual advance NSR payments of U.S. $100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of U.S. $500,000 (U.S. $500,000 paid). The advance NSR payments are recoverable from future NSR payments.

San Estaban Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $200,000 (paid).  A 1.5% NSR was retained by the vendor.

GeosupplyServicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions above comprising the Los Zorros property are subject to a bonus of U.S. $150,000 payable within one year from the date of commencement of commercial production on the concessions and to a 0.25% NSR.

Aravena Option – The Company has an option to acquire a 100% interest in mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345. The option payments are due:  U.S. $60,000 due on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. The vendor did not retain an NSR on the concessions.

ii	Chimberos Property – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)
4.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

CHILE (CONTINUED)

iii.	INCA Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, and purchase and option agreements:

Araya Option – The Company acquired a 100% interest in mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling U.S. $300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for U.S. $500,000.

Rojas Option/Purchase – The Company acquired a 100% interest in mineral concessions for consideration of U.S. $ 300,000 (paid).

iv.
Espejismo Prospects – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.  The property is inactive and no exploration is planned until additional concessions are aquired.

v.	Miscellaneous Property Interests - The Company holds mineral concessions for possible future evaluation. The mineral concessions are inactive and no exploration is currently planned.

BOLIVIA

The Eskapa, El Desierto and Santa Isabel properties in Bolivia have been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009.

i.
Eskapa Property – The Company has a 99% interest in mineral concessions owned by EmpresaMinera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a U.S. $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of U.S. $250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

ii.
El Desierto Property - The Company has a 99% interest in mineral concessions owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

4.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

BOLIVIA (CONTINUED)

iii.
Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on these concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property due to certain legal proceedings between Comibol and a third party.  Comibol confirmed that a 10 hectare and a 24 hectare portion of the property was subject to a claim by a third party.  Samex S.A. advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Issues concerning the Agreement between Comibol and Samex S.A. have not yet been resolved.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

5.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares - In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

5.	SHARE CAPITAL (CONTINUED)

Warrants

Balance		Balance			Balance
Dec. 31,	Issued/	Dec. 31,	Issued/		Mar. 31,	Exercise
2010	(Exercised)	2011	(Exercised)	(Expired)	2012	Price	Term to

1,744,000	(1,744,000)	-	-	-	-	$0.78	Feb. 13 2012
1,282,500	(1,282,500)	-	-	-	-	$0.70	Apr. 15, 2011
2,871,250	(2,250,000)	621,250	-	(621,250)	-	$1.00	Mar. 16, 2012
1,823,668	-	1,823,668	-	-	1,823,668	$0.35	Jul. 8 2012
4,185,500	(1,536,000)	2,649,500	(25,000)	-	2,624,500	$0.20	Mar. 24, 2014
500,000	(500,000)	-	-	-	-	$0.30	Jun. 29, 2014
17,583,720	-	17,583,720	-	-	17,583,720	$0.70	to Nov. 1, 2012

29,990,638	(7,312,500)	22,678,138	(25,000)	(621,250)	22,031,888

As at March 31, 2012, the weighted average remaining life of the share purchase warrants is 0.72 years and the weighted average exercise price is $0.61.

During the three months ended March 31, 2012, warrants to acquire 25,000 shares at $0.20 per share were excised for proceeds of $5,000.

Stock options

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan.  The Plan, which was approved by shareholders at the Annual General Meeting held on June 7, 2011, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V, or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan.  The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

5.	SHARE CAPITAL (CONTINUED)

Stock options (continued)

	Granted		Granted
Balance	(Exercised)/	Balance	(Exercised)/	Balance
Dec. 31,	(expired) or	Dec. 31,	(expired) or	Mar. 31,	Exercise
2010	(Cancelled)	2011	(Cancelled)	2012	Price	Term to

50,000	-	50,000	-	50,000	$0.80	Sep. 24, 2012
60,000	-	60,000	-	60,000	$0.70	Dec. 20, 2012
60,000	-	60,000	-	60,000	$0.20	Jan. 15, 2014
110,000	-	110,000	-	110,000	$0.35	Jan. 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr. 20, 2015
430,000	-	430,000	-	430,000	$0.35	Sep. 16, 2015
1,640,000	-	1,640,000	-	1,640,000	$0.85	May 2, 2016
-	100,000	100,000	-	100,000	$1.40	Sep. 6, 2016
-	100,000	100,000	-	100,000	$0.70	Dec. 7, 2016
1,170,000	-	1,170,000	-	1,170,000	$0.84	Feb. 23, 2017
3,555,000	(300,000)	3,255,000	-	3,255,000	$0.20	Sep. 2, 2019
-	200,000	200,000	-	200,000	$0.70	Jan 6, 2021
-	2,425,000	2,425,000	-	2,425,000	$1.50	May 2, 2021

9,030,000	2,525,000	11,555,000	-	11,555,000

As at March 31, 2012, the weighted average remaining contractual life of the options is 5.99 years and the weighted average exercise price is $0.70.

6.	RELATED PARTY TRANSACTIONS

Professional fees - Allen D. Leschert, one of our directors, provides legal services to us through Leschert& Company Law Corporation.  Leschert& Company charged $32,769for legal services during the threemonths ended March 31, 2012.

Key management personnel compensation – During the three months ended March 31, 2012, salaries for employees who are also directors or officers of the Company totalled $130,950 (2011 - $129,631), a $40,500 (2011 - $28,431) portion of which was capitalized to mineral exploration assets.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

7.	FINANCIAL RISK MANAGEMENT

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts.  The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile or Bolivia as required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.This risk is managed by using a major bankthat is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  The Company’s functional currency is the Canadian dollar, and it has obligations and commitments in other currencies includingmainly Chilean Pesos, and to a lesser degree, U.S. dollars, and Bolivian Bolivianos.Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

Foreign Exchange risk - The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in Chilean pesos:

	March 31,	December 31,
	2012	2011
Cash	$91,485	$201,017
Accounts receivable	5,359	4,110
Accounts payable	(3,646)	(8,520)
	$93,198	$196,607

As at March 31, 2012, a 10% change in the Chilean peso to Canadian dollar exchange rate would impact the Company’s net loss by $9,320.

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and gold and silver bullion holdings.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Price Risk – The Company is exposed to price risk with respect to commodity prices, particularly gold, silver and copper. The Company monitors commodity prices to determine the appropriate course of action to be taken by the Company.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

7.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest Rate Risk - Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Capital Management - The Company identifies capital as cash and share capital.  The Company raises capital through private placement and public share offerings.  Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management.  All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests.  The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn.  There are no externally imposed capital restrictions.

Classification of financial instruments - Financial assets included in the statements of financial position are as follows:

	March 31,	December 31,
	2012	2011

Cash	$1,914,907	$3,991,264
Loans and receivables
Other receivables	116,916	119,538
Financial assets classified at fair value
Gold and silver bullion	6,296,560	5,807,372

	$8,328,383	$9,918,174

Financial liabilities included in the statements of financial position are as follows:

	March 31,	December 31,
	2012	2011
Financial liabilities
Trade payables and accrued liabilities	$55,339	$89,211

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

7.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value -The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities (cash and gold and silver bullion are Level 1 financial instruments);

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at March 31, 2012 and December 31, 2011:
	As at March 31, 2012
	Level 1	Level 2	Level 3
Cash	$1,914,907	$-	$-
Gold and silver bullion	6,296,560	-	-

	$8,211,467	$-	$-

	As at December 31, 2011
	Level 1	Level 2	Level 3
Cash	$3,991,264	$-	$-
Gold and silver bullion	5,807,372	-	-

	$9,798,636	$-	$-

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

8.	SEGMENTED INFORMATION

The Companydetermines its segments by geography. The Company has operations and incurs costs associated with assets in two different geographic locations: Canada and South America.

The Company’s equipment and exploration and evaluations assetsare located in the following geographic locations:
	As at March 31, 2012
	Canada	South America	Total

Equipment	$25,337	$84,645	$109,982
Exploration and evaluation assets	$-	$15,294,350	$15,294,350

	As at December 31, 2011
	Canada	South America	Total

Equipment	$20,498	$90,419	$110,917
Exploration and evaluation assets	$-	$13,625,896	$13,625,896

The additions to the Company’s equipment and exploration and evaluation assets were located in the following geographic locations:

	As at March 31, 2012
	Canada	South America	Total

Equipment	$6,656	$319	$6,975
Exploration and evaluation assets	-	1,668,454	1,668,454

	$6,656	$1,668,773	$1,675,429

	As at December 31, 2011
	Canada	South America	Total

Equipment	$12,926	$88,583	$101,509
Exploration and evaluation assets	-	3,326,107	3,326,107

	$12,926	$3,414,690	$3,427,616

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

8.	SEGMENTED INFORMATION (CONTINUED)

The Company’s net and comprehensive (earnings) losses were generated in the following geographic locations:

	As at March 31, 2012
	Canada	South America	Total

Amortization	$1,817	$6,093	$7,910
Foreign exchange	-	4,002	4,002
Mineral interests, administration and
investigation costs	-	93,630	93,630
Salaries	117,727	-	117,727
Stock-based compensation	-	-	-
General and administration	(346,781)	16,912	(329,869)

	$(227,237)	$120,637	$(106,600)

	As at March 31, 2011
	Canada	South America	Total

Amortization	$995	$7,232	$8,227
Foreign exchange	-	30,924	30,924
Mineral interests, administration and
investigation costs	-	87,678	87,678
Salaries	97,704	-	97,704
Stock-based compensation	132,130	-	132,130
General and administration	(362,198)	15,792	(346,406)

	$(131,369)	$141,626	$10,257